RECEIVED
2005 FEB -9 P 3:30
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2


05005715

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco cancels Secondary Listings at the Frankfurt Stock Exchange

Stockholm, Sweden, February 7, 2005

Atlas Copco AB
Group Communications

PROCESSED
FEB 11 2005
THOMSON
FINANCIAL

Marie Zackrisson

Sent by DHL 477 1689 930



For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291

Atlas Copco cancels Secondary Listing at the Frankfurt Stock Exchange

Stockholm, Sweden, February 7, 2005: Atlas Copco AB has decided to apply for a delisting of the secondary listing of its class A and B shares from the Frankfurt Stock Exchange.

The trading of Atlas Copco shares on the Frankfurt Stock Exchange is negligible and therefore does not support a listing. The trading is intended to be discontinued during 2005.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden, and about 27 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP. More information can be found on atlascopco.com.